UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16

OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2015

Commission File Number: 001-36298

GeoPark Limited

(Exact name of registrant as specified in its charter)

Nuestra Señora de los Ángeles 179

Las Condes, Santiago, Chile

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	☒	Form 40-F	☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	☐	No	☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	☐	No	☒

GEOPARK LIMITED

TABLE OF CONTENTS

ITEM

1.	Interim Condensed consolidated Financial statements for the three-months period ended 31 March 2014 and 2015

GEOPARK LIMITED

Interim condensed consolidated

financial statements

For the three-months period ended 31 March 2014 and 2015

GEOPARK LIMITED
31 MARCH 2015

CONTENTS

Page

3	Consolidated Statement of Income and Consolidated Statement of Comprehensive Income
4	Consolidated Statement of Financial Position
5	Consolidated Statement of Changes in Equity
6	Consolidated Statement of Cash Flow
7	Selected explanatory notes
2

GEOPARK LIMITED 31 MARCH 2015

CONSOLIDATED STATEMENT OF INCOME

Amounts in US$ ´000	Note	Three-months period ended 31 March 2015 (Unaudited)	Three-months period ended 31 March 2014 (Unaudited)
NET REVENUE	2	54,431	84,731
Production and operating costs	4	(23,895)	(20,085)
Geological and geophysical expenses	5	(2,661)	(2,719)
Administrative expenses	6	(9,841)	(10,610)
Selling expenses	7	(2,307)	(6,318)
Depreciation		(25,471)	(18,108)
Write-off of unsuccessful efforts		—	(4,087)
Other (expenses) income		(7,159)	612
OPERATING (LOSS) PROFIT		(16,903)	23,416
Financial costs	8	(9,030)	(6,299)
Foreign exchange loss		(19,746)	(1,283)
(LOSS) PROFIT BEFORE TAX		(45,679)	15,834
Income tax benefit (expense)		9,662	(5,511)
(LOSS) PROFIT FOR THE PERIOD		(36,017)	10,323
Attributable to:
Owners of the parent		(32,656)	6,702
Non-controlling interest		(3,361)	3,621
(Losses) Earnings per share (in US$) for (loss) profit attributable to owners of the Company. Basic		(0.57)	0.13
(Losses) Earnings per share (in US$) for (loss) profit attributable to owners of the Company. Diluted		(0.57)	0.10

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

Amounts in US$ ´000	Three-months period ended 31 March 2015 (Unaudited)	Three-months period ended 31 March 2014 (Unaudited)
(Loss) Profit for the period	(36,017)	10,323
Other comprehensive income
Currency translation differences	(4,375)	931
Total comprehensive income for the period	(40,392)	11,254
Attributable to:
Owners of the parent	(37,031)	7,633
Non-controlling interest	(3,361)	3,621

3

GEOPARK LIMITED 31 MARCH 2015

CONSOLIDATED STATEMENT OF FINANCIAL POSITION

Amounts in US$ ´000	Note	At 31 March 2015 (Unaudited)	Year ended 31 December 2014
ASSETS
NON CURRENT ASSETS
Property, plant and equipment	9	760,422	790,767
Prepaid taxes		1,654	1,253
Other financial assets		13,698	12,979
Deferred income tax		39,268	33,195
Prepayments and other receivables		275	349
TOTAL NON CURRENT ASSETS		815,317	838,543
CURRENT ASSETS
Inventories		5,291	8,532
Trade receivables		31,695	36,917
Prepayments and other receivables		11,972	13,993
Prepaid taxes		14,702	13,459
Cash at bank and in hand		91,402	127,672
TOTAL CURRENT ASSETS		155,062	200,573

TOTAL ASSETS		970,379	1,039,116
EQUITY
Equity attributable to owners of the Company
Share capital	10	58	58
Share premium		210,122	210,886
Reserves		119,642	124,017
Retained earnings		8,943	40,596
Attributable to owners of the Company		338,765	375,557
Non-controlling interest		100,208	103,569
TOTAL EQUITY		438,973	479,126
LIABILITIES
NON CURRENT LIABILITIES
Borrowings	11	347,978	342,440
Provisions for other long-term liabilities	12	47,022	46,910
Deferred income tax		28,824	30,065
Trade and other payables	13	18,963	16,583
TOTAL NON CURRENT LIABILITIES		442,787	435,998
CURRENT LIABILITIES
Borrowings	11	15,456	27,153
Current income tax		6,828	7,935
Trade and other payables	13	66,335	88,904
TOTAL CURRENT LIABILITIES		88,619	123,992
TOTAL LIABILITIES		531,406	559,990

TOTAL EQUITY AND LIABILITIES		970,379	1,039,116
4

GEOPARK LIMITED 31 MARCH 2015

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

	Attributable to owners of the Company
Amount in US$ '000	Share Capital	Share Premium	Other Reserve	Translation Reserve	Retained earnings	Non - controlling Interest	Total
Equity at 1 January 2014	44	120,426	127,527	(1,062)	23,906	95,116	365,957
Profit for the three-months period	—	—	—	—	6,702	3,621	10,323
Currency translation differences	—	—	—	931	—	—	931
Total comprehensive income for the period ended 31 March 2014	—	—	—	931	6,702	3,621	11,254
Shared-based payment	—	—	—	—	2,559	—	2,559
Proceeds from issuance of shares	14	90,848	—	—	—	—	90,862
	14	90,848	—	—	2,559	—	93,421
Balance at 31 March 2014 (Unaudited)	58	211,274	127,527	(131)	33,167	98,737	470,632

Balance at 31 December 2014	58	210,886	127,527	(3,510)	40,596	103,569	479,126
(Loss) Profit for the three-months period	—	—	—	—	(32,656)	(3,361)	(36,017)
Currency translation differences	—	—	—	(4,375)	—	—	(4,375)
Total comprehensive income for the period ended 31 March 2015	—	—	—	(4,375)	(32,656)	(3,361)	(40,392)
Shared-based payment	—	198	—	—	1,003	—	1,201
Repurchase of shares	—	(962)	—	—	—	—	(962)
	—	(764)	—	—	1,003	—	239
Balance at 31 March 2015 (Unaudited)	58	210,122	127,527	(7,885)	8,943	100,208	438,973
5

GEOPARK LIMITED 31 MARCH 2015

CONSOLIDATED STATEMENT OF CASH FLOW

Amounts in US$ ’000	Three-months period ended 31 March 2015 (Unaudited)	Three-months period ended 31 March 2014 (Unaudited)
Cash flows from operating activities
(Loss) Profit for the period	(36,017)	10,323
Adjustments for:
Income tax (benefit) expense	(9,662)	5,511
Depreciation	25,471	18,108
Write-off of unsuccessful efforts	—	4,087
Amortisation of other long-term liabilities	(99)	(166)
Accrual of borrowing’s interests	7,025	6,049
Unwinding of long-term liabilities	714	55
Accrual of share-based payment	1,201	2,962
Foreign exchange loss	19,746	1,283
Changes in working capital	(17,806)	(10,731)
Cash flows (used in) / from operating activities – net	(9,427)	37,481
Cash flows from investing activities
Purchase of property, plant and equipment	(12,303)	(45,248)
Acquisitions of companies, net of cash acquired	—	(115,238)
Collections related to financial leases	—	1,180
Cash flows used in investing activities – net	(12,303)	(159,306)
Cash flows from financing activities
Proceeds from borrowings	—	69,972
Proceeds from issuance of shares	—	90,862
Proceeds from transaction with non-controlling interest	2,400	—
Principal paid	(25)	(16,911)
Repurchase of shares	(962)	—
Interest paid	(13,040)	(11,309)
Cash flows (used in) / from financing activities - net	(11,627)	132,614
Net (decrease) / increase in cash and cash equivalents	(33,357)	10,789
Cash and cash equivalents at 1 January	127,672	121,135
Currency translation differences	(2,913)	—
Cash and cash equivalents at the end of the period	91,402	131,924
Ending Cash and cash equivalents are specified as follows:
Cash in banks	91,389	131,909
Cash in hand	13	24
Bank overdrafts	—	(9)
Cash and cash equivalents	91,402	131,924
6

GEOPARK LIMITED 31 MARCH 2015

SELECTED EXPLANATORY NOTES

Note 1

General information

GeoPark Limited (the Company) is a company incorporated under the law of Bermuda. The Registered Office address is Cumberland House, 9th Floor, 1 Victoria Street, Hamilton HM11, Bermuda.

The principal activity of the Company and its subsidiaries (“the Group”) are exploration, development and production for oil and gas reserves in Chile, Colombia, Brazil and Argentina. The Group has working interests and/or economic interests in 31 hydrocarbon blocks.

This consolidated interim financial report was authorised for issue by the Board of Directors on 18 May 2015.

Basis of Preparation

The consolidated interim financial report of GeoPark Limited is presented in accordance with IAS 34 “Interim Financial Reporting”. It does not include all of the information required for full annual financial statements, and should be read in conjunction with the annual financial statements as at and for the years ended 31 December 2013 and 2014, which have been prepared in accordance with IFRS.

The consolidated interim financial report has been prepared in accordance with the accounting policies applied in the most recent annual financial statements. For further information please refer to GeoPark Limited's consolidated financial statements for the year ended 31 December 2014.

Taxes on income in the interim periods are accrued using the tax rate that would be applicable to expected total annual profit or loss.

The activities of the Company are not subject to significant seasonal changes.

The Management of the Company has changed the presentation of the Consolidated Statement of Income re-ordering the profit and loss line items for a better explanation of the elements of performance.

Estimates

The preparation of interim financial information requires the use of certain critical accounting estimates. It also requires management to exercise its judgement in the process of applying the Group’s accounting policies. Actual results may differ from these estimates.

In preparing these condensed consolidated interim financial statements, the significant judgements made by management in applying the group’s accounting policies and the key sources of estimation uncertainty were the same as those that applied to the consolidated financial statements for the year ended 31 December 2014.

7

GEOPARK LIMITED 31 MARCH 2015

Note 1 (Continued)

Financial risk management

The Company’s activities expose it to a variety of financial risks: currency risk, price risk, credit risk- concentration, funding and liquidity risk, interest risk and capital risk. The interim condensed consolidated financial statements do not include all financial risk management information and disclosures required in the annual financial statements, and should be read in conjunction with the Company’s annual financial statements as at 31 December 2014.

There have been no changes in the risk management since year end or in any risk management policies.

Subsidiary undertakings

The following chart illustrates the Group structure as of 31 March 2015 (*):

(*) LGI is not a subsidiary, it is Non-controlling interest.

8

GEOPARK LIMITED 31 MARCH 2015

Note 1 (Continued)

Subsidiary undertakings (Continued)

Details of the subsidiaries and joint operations of the Company are set out below:

	Name and registered office	Ownership interest
Subsidiaries	GeoPark Argentina Limited – Bermuda	100%
	GeoPark Argentina Limited – Argentinean Branch	100% (a)
	GeoPark Latin America Limited	100%
	GeoPark Latin America Limited – Agencia en Chile	100% (a)
	GeoPark S.A. (Chile)	100% (a) (b)
	GeoPark Brazil Exploração y Produção de Petróleo e Gás Ltda. (Brazil)	100% (a) (f)
	GeoPark Chile S.A. (Chile)	80% (a) (c)
	GeoPark Fell S.p.A. (Chile)	80% (a) (c)
	GeoPark Magallanes Limitada (Chile)	80% (a) (c)
	GeoPark TdF S.A. (Chile)	68.8% (a) (d)
	GeoPark Colombia S.A. (Chile)	100% (a)
	GeoPark Colombia SAS (Colombia)	100% (a)
	GeoPark Brazil S.p.A. (Chile)	100% (a) (b)
	GeoPark Latin America Coöperatie U.A. (The Netherlands)	100%
	GeoPark Colombia Coöperatie U.A. (The Netherlands)	100% (a) (c)
	GeoPark S.A.C. (Perú)	100% (a)
	GeoPark Perú S.A.C. (Perú)	100% (a)
	GeoPark Operadora del Perú S.A.C. (Perú)	100% (a)
	GeoPark Perú Coöperatie U.A. (The Netherlands)	100%
	GeoPark Brazil Coöperatie U.A. (The Netherlands)	100%
Joint operations	Tranquilo Block (Chile)	50% (e)
	Flamenco Block (Chile)	50% (e)
	Campanario Block (Chile)	50% (e)
	Isla Norte Block (Chile)	60% (e)
	Llanos 17 Block (Colombia)	36.84%
	Yamu/Carupana Block (Colombia)	79.5%/90% (e)
	Llanos 34 Block (Colombia)	45% (e)
	Llanos 32 Block (Colombia)	10%
	CPO-4 Block (Colombia)	50% (e)
	Puelen (Argentina)	18%
	Sierra del Nevado (Argentina)	18%
	Manati Field (Brazil)	10%
(a)	Indirectly owned.

(b)	Dormant companies.

(c)	LG International has 20% interest.

(d)	LG International has 20% interest through GeoPark Chile S.A. and a 14% direct interest, totaling 31.2%.

(e)	GeoPark is the operator in all blocks.

(f)	On 17 December 2014, the ANP approved the transfer of cession of rights of the Block from Rio das Contas to GeoPark Brazil. On 31 January 2015, both companies, Rio das Contas and GeoPark Brazil were merged into GeoPark Brazil (see Note 34.c to the audited Consolidated Financial Statements as of 31 December 2014).

Note 2

Net revenue

Amounts in US$ '000	Three-months period ended 31 March 2015	Three-months period ended 31 March 2014
Sale of crude oil	40,793	75,234
Sale of gas	13,638	9,497
	54,431	84,731

9

GEOPARK LIMITED 31 MARCH 2015

Note 3

Segment Information

Operating segments are reported in a manner consistent with the internal reporting provided to the chief operating decision-maker. The chief operating decision-maker, who is responsible for allocating resources and assessing performance of the operating segments, has been identified as the Executive Committee. This committee is integrated by the CEO, COO, CFO and managers in charge of the Geoscience, Operations, Legal and Governance, Finance and People departments. This committee reviews the Group’s internal reporting in order to assess performance and allocate resources. Management has determined the operating segments based on these reports.

The committee considers the business from a geographic perspective. As of 2015, the committee has changed the disclosure of certain elements of performance to be more comparable with other companies in the market and also to better follow up the performance of the business. This change impacts the segment information because gross profit or loss is no longer shown but no impact is generated in the measure of segment profit and loss.

The Executive Committee assesses the performance of the operating segments based on a measure of Adjusted EBITDA. Adjusted EBITDA is defined as profit for the period before net finance cost, income tax, depreciation, amortization, certain non-cash items such as impairments and write-offs of unsuccessful efforts, accrual of share-based payment and other non recurring events. Operating Netback is equivalent to Adjusted EBITDA before cash expenses included in Administrative, Geological and Geophysical and Other operating expenses. Other information provided, except as noted below, to the Executive Committee is measured in a manner consistent with that in the financial statements.

Three-months period ended 31 March 2015

Amounts in US$ '000	Total	Argentina	Chile	Brazil	Perú	Colombia	Corporate
Net Revenue	54,431	370	13,901	9,415	—	30,745	—
Sale of crude oil	40,793	370	9,423	255	—	30,745	—
Sale of gas	13,638	—	4,478	9,160	—	—	—
Production and operating costs	(23,895)	(482)	(10,048)	(1,864)	—	(11,497)	(4)
Royalties	(1,716)	(28)	(622)	(643)	—	(423)	—
Transportation costs	(1,482)	—	(851)	—	—	(631)	—
Share-based payment	(1)	(44)	85	—	—	(38)	(4)
Other costs	(20,696)	(410)	(8,660)	(1,221)	—	(10,405)	—
Depreciation	(25,471)	(50)	(10,807)	(3,473)	(31)	(11,110)	—
Operating (Loss) Profit	(16,903)	(2,174)	(16,183)	3,150	(1,092)	3,788	(4,392)
Adjusted EBITDA	16,841	(1,014)	(45)	6,960	(1,014)	16,303	(4,349)

10

GEOPARK LIMITED 31 MARCH 2015

Note 3

Segment Information (Continued)

Three-months period ended 31 March 2014

Amounts in US$ '000	Total	Argentina	Chile	Brazil	Perú	Colombia	Corporate
Net Revenue	84,731	352	47,155	—	—	37,224	—
Sale of crude oil	75,234	351	37,659	—	—	37,224	—
Sale of gas	9,497	1	9,496	—	—	—	—
Production and operating costs	(20,085)	298	(10,329)	—	—	(9,993)	(61)
Royalties	(4,417)	(47)	(2,120)	—	—	(2,250)	—
Transportation costs	(3,584)	(43)	(1,999)	—	—	(1,542)	—
Share-based payment	(518)	(143)	(169)	—	—	(182)	(24)
Other costs	(11,566)	531	(6,041)	—	—	(6,019)	(37)
Depreciation	(18,108)	(67)	(9,911)	—	—	(8,116)	(14)
Operating Profit / (Loss)	23,416	(2,468)	16,568	(725)	—	12,235	(2,194)
Adjusted EBITDA	48,379	(1,263)	30,688	(702)	—	20,690	(1,034)

Total Assets	Total	Argentina	Chile	Brazil	Perú	Colombia	Corporate
31 March 2015	970,379	3,672	533,919	118,371	3,308	246,125	64,984
31 December 2014	1,039,116	3,839	541,481	151,770	4,813	263,070	74,143

A reconciliation of total Operating netback to total profit before income tax is provided as follows:

Amounts in US$ '000	Three-months period ended 31 March 2015	Three-months period ended 31 March 2014
Operating netback	28,143	59,264
Geological and geophysical expenses	(2,529)	(2,021)
Administrative expenses	(8,773)	(8,864)
Adjusted EBITDA for reportable segments	16,841	48,379
Depreciation (a)	(25,471)	(18,108)
Share-based payment	(1,201)	(2,962)
Write-off of unsuccessful efforts	—	(4,087)
Others (b)	(7,072)	194
Operating (Loss) Profit	(16,903)	23,416
Financial costs	(9,030)	(6,299)
Foreign exchange loss	(19,746)	(1,283)
(Loss) Profit before tax	(45,679)	15,834

(a)	Net of capitalised costs for oil stock included in Inventories. Depreciation includes US$ 916,000 (US$ 519,000 in 2014) generated by assets not related to production activities.

(b)	In 2015 includes termination costs (see Note 14). Also includes internally capitalised costs.

11

GEOPARK LIMITED 31 MARCH 2015

Note 4

Production and operating costs

Amounts in US$ '000	Three-months period ended 31 March 2015	Three-months period ended 31 March 2014
Staff costs	5,605	2,579
Well and facilities maintenance	4,958	4,466
Consumables	2,491	4,571
Royalties	1,716	4,417
Transportation costs	1,482	3,584
Equipment rental	1,040	1,880
Field camp	970	1,323
Gas plant costs	504	835
Non operated blocks costs	870	1,247
Share-based payment	1	518
Other costs	2,715	2,548
Crude oil stock variation	1,543	(7,883)
	23,895	20,085

Note 5

Geological and geophysical expenses

Amounts in US$ '000	Three-months period ended 31 March 2015	Three-months period ended 31 March 2014
Staff costs	2,019	2,200
Allocation to capitalised project	(107)	(610)
Share-based payment	132	698
Other services	617	431
	2,661	2,719
12

GEOPARK LIMITED 31 MARCH 2015

Note 6

Administrative expenses

Amounts in US$ '000	Three-months period ended 31 March 2015	Three-months period ended 31 March 2014
Staff costs	5,359	3,813
Share-based payment	1,068	1,746
Consultant fees	913	1,263
New projects	147	431
Office expenses	901	769
Director fees and allowance	273	286
Other administrative expenses	1,180	2,302
	9,841	10,610

Note 7

Selling expenses

Amounts in US$ '000	Three-months period ended 31 March 2015	Three-months period ended 31 March 2014
Transportation	2,211	6,047
Selling taxes and other	96	271
	2,307	6,318

Note 8

Financial costs

Amounts in US$ '000	Three-months period ended 31 March 2015	Three-months period ended 31 March 2014
Financial expenses
Interest and amortisation of debt issue costs	7,749	6,837
Less: amounts capitalised on qualifying assets	(103)	(382)
Bank charges and other financial costs	1,007	306
Unwinding of long-term liabilities	714	55
Financial income
Interest received	(337)	(517)
	9,030	6,299
13

GEOPARK LIMITED 31 MARCH 2015

Note 9

Property, plant and equipment

Amounts in US$'000	Oil & gas properties		Furniture, equipment and vehicles	Production facilities and machinery	Buildings and improve-ments	Construction in progress	Exploration and evaluation assets	TOTAL
Cost at 1 January 2014	493,260		5,731	98,837	7,018	40,429	147,759	793,034
Additions	421		354	—	—	26,225	35,205	62,205
Acquisition of subsidiaries	115,347		268	—	—	—	—	115,615
Write-off and impairment (1)	—		—	—	—	—	(4,087)	(4,087)
Transfers	47,607		—	6,534	74	(22,490)	(31,725)	—
Cost At 31 March 2014	656,635		6,353	105,371	7,092	44,164	147,152	966,767

Cost at 1 January 2015	749,947		12,057	111,646	9,527	59,425	140,444	1,083,046
Additions	(1,956	)(2)	365	—	24	7,927	3,933	10,293
Currency translation differences	(15,558)		(37)	—	190	(1,510)	(514)	(17,429)
Transfers	10,959		229	3,649	—	(9,806)	(5,031)	—
Cost At 31 March 2015	743,392		12,614	115,295	9,741	56,036	138,832	1,075,910

Depreciation and write-down at 1 January 2014	(157,390)		(2,800)	(35,677)	(1,721)	—	—	(197,588)
Depreciation	(18,205)		(323)	(3,000)	(196)	—	—	(21,724)
Depreciation and write-down At 31 March 2014	(175,595)		(3,123)	(38,677)	(1,917)	—	—	(219,312)

Depreciation and write-down at 1 January 2015	(240,439)		(4,449)	(45,147)	(2,244)	—	—	(292,279)
Depreciation	(20,950)		(692)	(2,920)	(224)	—	—	(24,786)
Currency translation differences	1,805		(107)	—	(121)	—	—	1,577
Depreciation and write-down at 31 March 2015	(259,584)		(5,248)	(48,067)	(2,589)	—	—	(315,488)

Carrying amount at 31 March 2014	481,040		3,230	66,694	5,175	44,164	147,152	747,455
Carrying amount at 31 March 2015	483,808		7,366	67,228	7,152	56,036	138,832	760,422

(1)	Corresponds to write-off of Exploration and evaluation assets in Chile for US$ 4,087,000.

(2)	Corresponds to the effect of restimation of assets retirement obligations in Colombia.

14

GEOPARK LIMITED 31 MARCH 2015

Note 10

Share capital

Issued share capital	Three-months period ended 31 March 2015	Year ended 31 December 2014
Common stock (US$ ´000)	58	58
The share capital is distributed as follows:
Common shares, of nominal US$ 0.001	57,598,745	57,790,533
Total common shares in issue	57,598,745	57,790,533

Authorised share capital
US$ per share	0.001	0.001

Number of common shares (US$ 0.001 each)	5,171,949,000	5,171,949,000
Amount in US$	5,171,949	5,171,949

GeoPark’s share capital only consists of common shares. The authorized share capital consists of 5,171,949,000 common shares of par value US$ 0.001 per share. As of the date of this interim condensed consolidated report, there are 57,598,745 common shares outstanding. All of the Company issued and outstanding common shares are fully paid and nonassessable. The Company also has an employee incentive program, pursuant to which it has granted share awards to its senior management and certain key employees (see Notes 25 and 29 to the audited Consolidated Financial Statements as of 31 December 2014).

Note 11

Borrowings

The outstanding amounts are as follows:

Amounts in US$ '000	At 31 March 2015	Year ended 31 December 2014
Notes GeoPark Latin America Agencia en Chile (a)	295,680	300,963
Banco Itaú (b)	67,692	68,540
Banco de Crédito e Inversiones (c)	62	90
	363,434	369,593

Classified as follows:

Current	15,456	27,153
Non-Current	347,978	342,440
15

GEOPARK LIMITED 31 MARCH 2015

Note 11 (Continued)

Borrowings (Continued)

(a) During February 2013, the Company successfully placed US$ 300 million notes which were offered under Rule 144A and Regulation S exemptions of the United States Securities laws.

The Notes, issued by the Company's wholly-owned subsidiary GeoPark Latin America Limited Agencia en Chile ("the Issuer"), were priced at 99.332% and carry a coupon of 7.50% per annum (yield 7.625% per annum). Final maturity of the notes will be 11 February 2020. The Notes are guaranteed by GeoPark Limited and GeoPark Latin America Cooperatie U.A. and are secured with a pledge of all of the equity interests of the Issuer in GeoPark Chile S.A. and GeoPark Colombia S.A. and a pledge of certain intercompany loans.  Notes were rated single B by both Standard & Poor's and Fitch Ratings. The debt issuance cost for this transaction amounted to US$ 7,637,000. The Notes include covenants restricting dividend payments and new indebtedness. As of the date of these interim condensed consolidated financial statements, the Company has complied with these covenants.

(b) During March 2014, GeoPark executed a loan agreement with Itaú BBA International for US$ 70,450,000 to finance the acquisition of a 10% working interest in the Manatí field in Brazil. The interest rate applicable to this loan is LIBOR plus 3.9% per annum. The interest will be paid semi-annually; principal will be cancelled semi-annually with a year grace period. The debt issuance cost for this transaction amounted to US$ 3,295,000. This loan includes covenants restricting dividend payments and new indebtedness. As of the date of these interim condensed consolidated financial statements, the Company has complied with these covenants.

In March 2015, the Company reached an agreement to: (i) extend the principal payments that were due in 2015 (amounting to approximately US$ 15,000,000), which will be divided pro-rata during the remaining principal installments, starting in March 2016 and (ii) to increase the variable interest rate to six-month LIBOR + 4.0%.

(c) Facility to establish the operational base in the Fell Block. This facility was acquired through a mortgage loan granted by the Banco de Crédito e Inversiones (BCI), a Chilean private bank. The loan was granted in Chilean pesos and is repayable over a period of 8 years. The interest rate applicable to this loan is 6.6%.

As of the date of this interim condensed consolidated report, the Group has been granted with credit lines for over US$ 41,000,000.

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GEOPARK LIMITED 31 MARCH 2015

Note 12

Provision for other long-term liabilities

The outstanding amounts are as follows:

Amounts in US$ '000	At 31 March 2015	Year ended 31 December 2014
Assets retirement obligation and other environmental liabilities	31,990	33,286
Deferred income	5,634	5,736
Other	9,398	7,888
	47,022	46,910

Note 13

Trade and other payables

The outstanding amounts are as follows:

Amounts in US$ '000	At 31 March 2015	Year ended 31 December 2014
Trade payables	38,303	64,457
Payables to related parties (1)	19,339	16,591
Taxes and other debts to be paid	10,238	10,031
Staff costs to be paid	7,349	7,226
V.A.T.	4,629	3,449
To be paid to co-venturers	4,351	1,335
Royalties to be paid	1,089	2,398
	85,298	105,487

Classified as follows:

Current	66,335	88,904
Non-Current	18,963	16,583

(1)	Corresponds to related parties loans granted by LGI. The maturity of these loans is July 2020 and the applicable interest rate is 8% per annum.

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GEOPARK LIMITED 31 MARCH 2015

Note 14

Oil industry situation and the impact on GeoPark’s operations

As a consequence of oil price crisis which started in the second half of 2014 (WTI and Brent, the main international oil price markers, fell more than 40% between September 2014 and February 2015), the Company has undertaken a decisive cost cutting program to ensure its ability to both maximize the work program and preserve its liquidity. The main decisions within the mentioned program for 2015 include:

-	Reduction of its capital investment taking advantage of the discretionary work programme.

-	Deferment of capital projects by regulatory authority and partner agreement.

-	Renegotiation and reduction of oil and gas service contracts, including drilling and civil work contractors, as well as transportation trucking and pipeline costs.

-	Operating cost improved efficiencies and temporary suspension of certain marginal producing oil and gas fields. Further cost reductions are expected to result from a general depreciation of Latin American currencies (Colombian peso, Brazilian real, Chilean peso, Argentine peso and Peruvian sol), in connection with operating and structure costs established in local currencies and also related to a voluntary salary reduction by GeoPark’s senior management team and Board of Directors.

During February 2015, the Company reduced its workforce significantly. This reduction streamlined certain internal functions and departments for creating a more efficient workforce in the current economic environment. As a result, the Company expects cost savings associated with the reduction of full-time and temporary employees, excluding one-time termination costs.

In addition, actions taken by the Company to maximize ongoing work projects and to reduce expenses, including renegotiations and reduction of oil and gas service contracts and other initiatives included in the cost cutting program adopted may expose the Company to claims and contingencies from interested parties that may have a negative impact on its business, financial condition, results of operations and cash flows. As of the date of this interim condensed consolidated report, according to internal estimates, the Company has recognized approximately US$ 3,300,000 for future contingent payments in connection with claims of third parties. The mentioned costs are allocated under the other (expenses) income line, included in the Consolidated Statement of Income.

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GEOPARK LIMITED 31 MARCH 2015

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GeoPark Limited

By:	/s/ Andrés Ocampo
	Name:	Andrés Ocampo
	Title:	Chief FinancialOfficer

Date: May 19, 2015